Exhibit 12

STATEMENTS RE: COMPUTATION OF RATIOS

(Dollars in Thousands, Except Ratios)

	For the Years Ended September 30,
	2015	2014	2013	2012	2011
Net investment income	$17,700	$18,368	$18,386	$19,044	$18,412
Add: fixed charges and mandatorily redeemable preferred distributions	9,050	7,213	7,137	8,108	4,096
Less: mandatorily redeemable preferred distributions	(4,116)	(3,338)	(2,744)	(2,491)	—

Net earnings	$22,634	$22,243	$22,779	$24,661	$22,508
Fixed charges and mandatorily redeemable preferred distributions:
Interest expense	3,828	2,628	3,182	4,374	2,676
Amortization of deferred financing fees	1,106	1,247	1,211	1,243	1,420
Mandatorily redeemable preferred distributions	4,116	3,338	2,744	2,491	—

Total fixed charges and mandatorily redeemable preferred distributions	$9,050	$7,213	$7,137	$8,108	$4,096
Ratio of net earnings to combined fixed charges and mandatorily redeemable preferred distributions	2.5	3.1	3.2	3.0	5.5

The calculation of the ratio of net earnings to combined fixed charges and mandatorily redeemable preferred distributions is above. “Net earnings” consist of net investment income before fixed charges. “Fixed charges” consist of interest expense and amortization of deferred financing fees.